Exhibit 99.1

News Release

Stantec Signs Letter of Intent to Acquire QuadraTec Inc.

ST. JOHN’S, NL; EDMONTON, AB (January 2011) NYSE, TSX: STN

North American design firm Stantec has signed a letter of intent to acquire QuadraTec Inc., a 50-person consulting company located in St. John’s, Newfoundland and Labrador. Incorporated in 1993, QuadraTec is one of Atlantic Canada's leading mechanical and electrical engineering firms. The addition of QuadraTec will further strengthen Stantec’s presence in the Newfoundland and Labrador market.

“Newfoundland and Labrador has seen significant growth in the demand for its natural resources, which in turn has provided opportunities for investments in upgrading much of its infrastructure, such as in the healthcare and education sectors,” says Bob Gomes, Stantec president and chief executive officer.  QuadraTec has a great presence in Newfoundland and Labrador, and the joining of QuadraTec and Stantec will help us better service these needs.”

QuadraTec has strong relationships with Bell Alliant, Fortis, Sobey’s, and Serco—to name a few clients—and has completed a number of high-profile projects such as The “Rooms” Museum and Archives, Janeway Children's Health and Rehabilitation Centre, The Johnson GEO CENTRE, and The Medical Science Building, all located in St. John’s.

“This is a tremendous opportunity for us to leverage Stantec’s resources to further develop our work in Newfoundland and Labrador, as well as to contribute to the growth of Stantec’s Buildings and Industrial practice areas,” says Michael G. O’Reilly, QuadraTec’s president. “Our staff will now have a larger network from which to draw and, likewise, can contribute their own experience and expertise to an even wider range of projects and ventures.”

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. We support public and private sector clients in a diverse range of markets, at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through approximately 10,000 employees operating out of more than 150 locations in North America. Stantec trades on the TSX and on the NYSE under the symbol STN. Stantec is One Team providing Integrated Solutions. www.stantec.com

Media Contact Heena Chavda Stantec Media Relations (647) 272-9943 heena.chavda@stantec.com	Investor Contact Crystal Verbeek Stantec Investor Relations (780) 939-3349 crystal.verbeek@stantec.com	QuadraTec Inc. Contact Tony Dawe, FEC, P.Eng. QuadraTec Inc. Senior Principal (709) 738-0122 tdawe@quadratec.ca

One Team. Integrated Solutions.